FISCHER-WATT GOLD COMPANY, INC.

2582 Taft Court

Lakewood, Colorado  80215

(303) 232-0292

January 28, 2008

Mr. John Cannarella

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

Fischer-Watt Gold Company, Inc.

SEC File No.000-17386

Form 10-KSBB for Fiscal Year Ended January 31, 2007 and

Form 10Q-SB for the Quarter Ended October 31, 2007

Dear Mr. Cannarella:

Further to our phone conversation on Friday, January 25, 2008, I confirm that we have received your comment letter.  As I mentioned to you, I will be traveling on business outside the country for most of February and will be unable to respond to your letter until I return. However, in the meantime, others will be working on your comments to provide me with the appropriate responses.

Sincerely,

FISCHER-WATT GOLD COMPANY, INC.

By: /s/ Peter Bojtos_____________________

Peter Bojtos

Chief Executive Officer and President